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As filed with the Securities and Exchange Commission on July 21, 2003

Registration No. 333-106735

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-Effective Amendment No. 1 to
 Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ILEX ONCOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	74-2699185 (I.R.S. Employer Identification No.)
4545 Horizon Hill Boulevard San Antonio, Texas 78229 (210) 949-8200	Ronald G. Tefteller Vice President and General Counsel ILEX Oncology, Inc. 4545 Horizon Hill Boulevard San Antonio, Texas 78229 (210) 949-8200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Phillip M. Renfro, Esq.
Derrek Weaver, Esq.
Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
(210) 270-7172 (phone)
(210) 270-7205 (fax)

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Primary Offering: Common Stock, $.01 par value per share	(1)	(1)	$150,000,000 (2)	$12,135 (1),(3)

Secondary Offering: Common Stock, $.01 par value per share	500,000	$19.26 (4)	$9,630,000 (4)	$779 (5)

(1)
The aggregate amount to be registered and the aggregate offering price per unit have been omitted pursuant to Securities Act Release No. 6964. The registration fee has been calculated on the basis of the maximum offering price of all securities listed in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
In no event will the aggregate offering price of all securities issued and sold by the registrant from time to time pursuant to this registration statement exceed $150,000,000.

(3)
Previously paid.

(4)
Based on the average of the high and low prices reported for the registrant's common stock as reported by the National Association of Security Dealers Automated Quotation System on July 17, 2003

(5)
Calculated pursuant to Rule 457(c) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUPPLEMENT                                                     Subject to completion                                                      July 21, 2003

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where such offer or sale is not permitted.

(To Preliminary Prospectus dated July 21, 2003)

6,000,000 Shares

Common Stock

We are offering 5,500,000 shares of common stock and the Selling Stockholder is offering 500,000 shares of common stock offered by this prospectus supplement. We will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

Our common stock is traded on the Nasdaq National Market under the symbol "ILXO." On July 18, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $19.87 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should carefully read the discussion of material risks of investing in our common stock under the heading "Risk factors" beginning on page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the Selling Stockholder	$	$

The underwriters may also purchase from us and the Selling Stockholder up to an aggregate additional 900,000 shares of our common stock at the public offering price less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

The underwriters are offering the shares of our common stock as described in "Underwriting." Delivery of the shares will be made on or about August    , 2003.

UBS Investment Bank
Lehman Brothers
CIBC World Markets
U.S. Bancorp Piper Jaffray

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents do not constitute an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

TABLE OF CONTENTS

Prospectus Supplement
Prospectus supplement summary	S-1
Forward-looking statements	S-11
Use of proceeds	S-12
Capitalization	S-13
Dilution	S-14
Price range of common stock	S-15
Dividend policy	S-15
Selling stockholder	S-15
Underwriting	S-16
Legal matters	S-18
Base Prospectus
About this prospectus	1
Where you can find more information	2
Risk factors	3
Use of proceeds	12
Selling stockholder	12
Plan of distribution	13
Legal matters	14
Experts	15

The terms "ILEX," "the company," "we," "our" and "us" refer to ILEX Oncology, Inc. and its consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. Our website is located at www.ilexonc.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus supplement.

Prospectus supplement summary

This summary highlights information contained in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk factors" section as well as the other information incorporated by reference, before making an investment decision.

BUSINESS OVERVIEW

We are a product-driven biopharmaceutical company focused on developing and commercializing a portfolio of novel therapeutic treatments primarily in oncology. We have leveraged our core competencies in clinical drug development to identify, develop and commercialize our proprietary product candidates. Our lead product, CAMPATH®, is marketed in the United States, Europe and other countries for the treatment of patients with B-cell chronic lymphocytic leukemia (CLL) who have been treated with alkylating agents and who have failed fludarabine therapy. CLL is a type of blood cancer characterized by progressive accumulation of B-lymphocytes, a type of immune system cell formed in the bone marrow. In addition to CAMPATH, we have product candidates in clinical trials, principally addressing oncology, as well as several active preclinical and drug discovery programs. Our pipeline comprises product candidates at various stages of clinical development, including monoclonal antibodies, agents that have toxic effects on certain cells (cytotoxic agents) or inhibit cellular growth (cytostatic agents) with novel mechanisms of action, agents that inhibit the formation of new blood vessels (angiogenesis inhibitors) and agents which block cellular messaging associated with cancer growth and metastasis (signal transduction inhibitors).

CAMPATH

Our marketed drug, CAMPATH, is a humanized monoclonal antibody that binds to a specific target, CD52, on cell surfaces, leading the body's immune system to destroy malignant, or cancerous, cells. CAMPATH was approved in 2001 in the United States and Europe for treating patients with refractory CLL, or CLL that is nonresponsive to other anti-cancer agents. CAMPATH is exclusively marketed and distributed by Schering AG and its United States subsidiary, Berlex Laboratories, Inc. CAMPATH was launched in May 2001 in the United States and in August 2001 in Europe, where it is marketed under the name MABCAMPATH®. CAMPATH is the first new agent approved in almost a decade for CLL. CLL is the most prevalent form of adult leukemia in the Western Hemisphere, affecting an estimated 120,000 people in the U.S. and Europe combined. We believe that CAMPATH is in the early stages of its pharmaceutical life cycle and has potential in other indications and therapeutic categories. CAMPATH is currently approved for use as a therapy for third-line CLL, that is, for patients whose cancer has failed to respond to two other regimens of anti-cancer drugs. However, trials are currently proposed, planned or underway to evaluate the following uses of CAMPATH:

–>
in CLL combination therapy with Fludara®, an anti-cancer drug that is also marketed and distributed by Schering AG;

–>
to treat Non-Hodgkin's Lymphoma (NHL); and

–>
to treat multiple sclerosis (MS).

We believe that CAMPATH may also have applications in solid organ transplants as well. Clinical investigators are currently evaluating CAMPATH in more than 40 additional studies in oncology and non-oncology. We intend to continue supporting selected investigator initiatives in areas of interest beyond our current indication.

CAMPATH was initially developed in an equal partnership with Millennium Pharmaceuticals, Inc. (Millennium). In August 1999, ILEX Pharmaceuticals, L.P., formerly known as Millennium & ILEX

Partners, L.P. (the Partnership), entered into an exclusive distribution agreement for CAMPATH with Schering AG. In December 2001, we acquired Millennium's equity interest in the Partnership. Global net sales of CAMPATH in 2002, the first full year the drug was marketed, were $44.1 million. In the first quarter of 2003, global net sales of CAMPATH were approximately $13.9 million. Global net sales in the second quarter of 2003 were approximately $23.3 million, of which we estimate $7.0 million represents increases in wholesaler inventory levels. Accordingly, we believe that adjusted global net sales for the second quarter of 2003, excluding the effect of such inventory increases, were $16.0 million to $17.0 million. Global net sales represent sales by Schering AG and Berlex. Our revenues consist of our share of the profits resulting from the net sales of CAMPATH in the U.S. and the royalty revenue from net sales in the rest of the world.

During 2002, we acquired global exclusive commercial rights to CAMPATH-related diagnostics from BTG International Limited and have negotiated subsequent agreements to sublicense rights to two companies to develop and commercialize tests to detect the presence of the CD52 antigen targeted by CAMPATH in blood, lymph nodes and potentially solid tumors. We obtained an option from BTG International Limited to extend our worldwide, exclusive CAMPATH license to include all non-oncology therapeutic uses of the drug. In 2003, we extended to Schering AG the exclusive rights to develop, market and distribute CAMPATH in Japan, China and numerous other Asian countries.

Clofarabine

We are developing clofarabine as a chemotherapeutic agent for the treatment of a variety of cancers. Clofarabine is a second-generation synthetic nucleoside analog, a class of chemotherapy drugs that interrupt the metabolism of cancer cells. This class of drugs includes fludarabine, cladribine and gemcitabine, all approved oncology drugs. We believe that clofarabine could be more potent, more stable chemically and better tolerated than first generation synthetic nucleosides. Early clinical studies of clofarabine in patients with relapsed or refractory acute myelogenous leukemia (AML) and acute lymphocytic leukemia (ALL) demonstrated promising results. Based on these early studies, we initiated Phase II trials in mid-2002 in both children and adults with refractory acute leukemia. In October 2002, we also launched a Phase I trial of clofarabine in combination with the chemotherapy drug ara-C (also known as cytarabine) in adults with a variety of blood cancers. In addition, we initiated a Phase I trial in adults with advanced solid tumors in mid-2002, based on favorable preclinical results.

We obtained co-development rights to clofarabine in the U.S. and Canada from Bioenvison, Inc. in 2001. Under the co-development agreement, we have the opportunity to obtain, after the satisfaction of certain conditions, the exclusive commercialization rights to clofarabine in the U.S. and Canada and an economic interest in the drug in Europe.

ILX-651

ILX-651 is a third-generation synthetic dolastatin pentapeptide derivative that targets tubulin, a protein that is a validated cancer target, and interrupts cell division with a different mechanism of action than taxanes, a commonly used class of cancer drugs that also target tubulin. In preclinical studies, ILX-651 was determined to exhibit potent anti-tumor activity against a wide range of solid tumor types, including tumors that are resistant to treatment with taxanes. Favorable Phase I interim results were presented at the American Society of Clinical Oncology (ASCO) meeting in Chicago on May 31, 2003. We plan to begin Phase II studies of ILX-651 in the second half of 2003 based upon the data presented at ASCO in May.

Eflornithine (DFMO)

We are also developing eflornithine, an orally administered compound that has demonstrated the ability to block the enzyme ornithine decarboxylase. This enzyme is known to promote carcinogenesis, the process by which normal cells mutate into cancer cells. In Phase II trials, eflornithine exhibited the ability to reduce the severity of premalignant lesions and thereby help prevent such lesions from progressing to cancer. In collaboration with the National Cancer Institute, we are conducting a randomized placebo-controlled Phase III trial to evaluate eflornithine as a treatment for patients at risk for recurrence of superficial bladder cancer.

NM-3

We are developing NM-3 as an orally administered angiogenesis inhibitor. Formation of new blood vessels that supply blood to tumors plays a critical role in tumor growth. The new blood vessels can also act as a conduit for tumor cells to spread to other parts of the body, and therefore facilitate metastasis. NM-3 appears to inhibit the proliferation and organization of endothelial cells, the specialized cells that form blood vessels. Preclinical studies have determined that NM-3 appears to inhibit growth in a variety of tumor models, both as a stand-alone therapy and as a radiation and chemotherapy sensitizer. We are currently conducting Phase I trials with this compound.

APOMINE

APOMINE™ is our first candidate from our novel class of non-hormonal agents known as bisphosphonate esters. APOMINE is administered orally and has been shown in preclinical models to prevent bone loss by inhibiting osteoclasts, which are cells associated with the absorption and removal of bone. Unlike the currently marketed bisphosphonic acids such as Fosamax® and Actonel® that also prevent bone loss, APOMINE additionally appears to activate osteoblasts, which are cells associated with bone formation, leading to potential bone-building effects. We initiated a double-blinded, placebo-controlled Phase I/II proof-of-principle trial in 2002 to evaluate the effects of APOMINE in post-menopausal women with osteoporosis, and we expect the results from this trial will be available in 2004.

MUC1

We are conducting a drug discovery research program targeting the MUC1 protein in conjunction with the Dana-Farber Cancer Institute in Boston. MUC1 functions like an oncogene to promote cancer growth and is highly over-expressed on the cell surfaces of many tumors, including the major solid cancers. While it is still very early in development, we believe this research program may provide future clinical candidates for the solid tumor market. In 2002, we also signed a research collaboration with Abgenix, Inc. to develop a fully human monoclonal antibody therapy against the antigen MUC1 for the treatment of cancer.

OUR PRODUCT PORTFOLIO

Our product candidate pipeline includes compounds at various stages of development with significant therapeutic targets and novel mechanisms of action. Our principal focus is oncology. The following table summarizes key information about our current product pipeline:

Marketing Rights
Product	Target	Indication	Status	United States	Other

CAMPATH	CD52	Chronic Lymphocytic Leukemia(1)	Marketed	Berlex	Schering AG(2)
	CD52	Chronic Lymphocytic Leukemia(1)	Post- Approval Phase III	Berlex	Schering AG(2)
	CD52	Non-Hodgkin's Lymphoma	Phase II	Berlex	Schering AG(2)
	CD52	Multiple Sclerosis	Phase II	Berlex	Schering AG(2)

Eflornithine	Ornithine Decarboxylase	Superficial Bladder Cancer	Phase III	ILEX	ILEX

Clofarabine	DNA, Mitochondria	Hematological Malignancies	Phase II	ILEX	Bioenvision(3)
	DNA, Mitochondria	Solid Tumors	Phase I	ILEX	Bioenvision(3)

APOMINE	HMG CoA Reductase	Osteoporosis	Phase II	ILEX	ILEX

ILX-651	Tubulin	Solid Tumors	Phase I	ILEX	ILEX

NM-3	Endothelium	Solid Tumors	Phase I	ILEX	ILEX

Signal Transduction Inhibitors	MUC1	Solid Tumors	Preclinical	ILEX	ILEX

Angiogenesis Inhibitors	Multiple Growth Factors	Solid Tumors	Preclinical	ILEX	ILEX

(1)
FDA approval is for the treatment of patients with B-cell chronic lymphocytic leukemia (CLL) who have been treated with alkylating agents and who have failed fludarabine therapy.

(2)
At inception of the sales and distribution agreement with the Partnership, Schering AG obtained worldwide distribution rights to CAMPATH except in Japan and the Asian Pacific Basin, which were retained by the Partnership. In 2003, Schering AG acquired the exclusive development, marketing and distribution rights to CAMPATH in Japan, China and numerous other Asian countries.

(3)
Bioenvision, Inc. presently holds worldwide development and marketing rights to clofarabine, excluding Japan and Southeast Asia. ILEX has the opportunity to obtain a license to market and distribute clofarabine in the U.S. and Canada upon the achievement of certain milestones under the co-development agreement ILEX entered into with Bioenvision.

Our strategy

Our strategic vision is to be a product-driven biopharmaceutical company focused primarily on oncology. We plan to achieve this vision through our aggressive pursuit of development and commercialization of the product candidates in our pipeline. The key elements of our strategy to accomplish this objective include:

Establish CAMPATH as an effective treatment in oncology and certain non-oncology uses

Together with Schering AG and its affiliate Berlex, who market and distribute CAMPATH, we are supporting more than 40 investigator-sponsored studies to evaluate CAMPATH in both current and new therapeutic areas. We believe clinical trial data suggest CAMPATH may be an effective treatment in other therapeutic areas. Accordingly, we intend to continue to make focused investments in CAMPATH.

Continue to build our commercialization strength

As products in our pipeline reach later stages of development, we want to be prepared to maximize their potential by continuing to build our commercialization activities. We have recently hired ten medical science liaisons and plan to hire two more in 2003 to help us better interact with clinicians.

Build a diversified pipeline of product candidates

We are developing a pipeline of product candidates that are in various stages of clinical and preclinical development and that address oncology, other diseases and molecular targets utilizing a variety of different technology platforms. We believe this strategy increases the likelihood that we will successfully develop commercially viable pharmaceutical products. Our approach is intended to reduce our exposure to the impact of any single product failure and increase our flexibility to eliminate programs we deem less promising. Additionally, we may out-license our products in areas that are not within our core focus.

License or otherwise acquire complementary products or technologies

In addition to our internal drug discovery efforts, we may expand our product candidate pipeline by identifying, evaluating and acquiring rights to potential products and technologies developed by third parties that we believe fit within our overall pipeline strategy. We also continue to explore strategic partnerships and acquisitions that will facilitate our development or commercialization efforts.

Recent developments

As we continue to execute our business plan, we have announced several achievements during the first half of 2003. More than a dozen abstracts on CAMPATH, clofarabine, ILX-651 and NM-3 were presented at the ASCO meeting in Chicago in May 2003.

2003 Financial results

On July 21, 2003, we reported our operating results for the quarter ended June 30, 2003. Total revenue for the second quarter of 2003 was $10.1 million, compared to $7.4 million for the same period last year. In line with our product-driven strategy, revenue for 2003 was derived primarily from CAMPATH sales and development, which more than offset the expected decline in contract research service revenue as a result of our ongoing transition out of the contract research business.

Our product profit and royalty revenue, which is based upon CAMPATH sales, increased to $8.6 million in the second quarter of 2003 from $2.1 million in the same period last year. Global net sales of CAMPATH totaled $23.3 million in the second quarter of 2003 as compared to $9.6 million in the same period of 2002. We estimate that approximately $7.0 million of the global net sales in the second quarter of 2003 represents increases in wholesaler inventory levels. Accordingly, we believe that global net sales for the second quarter of 2003, excluding the effect of such inventory increases, were $16.0 million to $17.0 million.

In the second quarter of 2003, our operating expenses decreased to $18.9 million from $23.3 million in the same period of 2002, which is primarily the result of decreasing costs associated with our contract research business and fewer licensing fees incurred during the second quarter of 2003.

For the second quarter of 2003, the Company's net loss was $8.8 million, or a loss of $0.27 per share. These 2003 results compare to a net loss of $15.5 million, or a loss of $0.48 per share, in the second quarter of 2002. The 2003 results were favorably impacted by the increases in wholesaler inventory levels discussed above.

CAMPATH

In June 2003, the European Committee for Proprietary Medicinal Products (CPMP), an advisory panel to the European Commission, granted a positive opinion on the addition of survival data to the label for the drug MABCAMPATH in the European Union. We have now received final approval from the European Commission for the addition of survival data to the MABCAMPATH label. As reported in the journal Blood in May 2002, following MABCAMPATH therapy, the median survival of heavily pre-treated refractory patients with CLL that participated in our Phase II multi-center trial was 16 months. These survival rates are 6-8 months longer than what is expected from historical experience in similar populations of CLL patients that are refractory to fludarabine. Among the one-third (31 of 93) of the patients who responded to MABCAMPATH therapy, median survival is now 33 months. Enrollment in our global, multi-center Phase III post-approval trial of CAMPATH versus chlorambucil in previously untreated patients with CLL is progressing.

On April 1, 2003, clinical data from early pilot studies of CAMPATH in MS by independent investigators was presented at the American Academy of Neurology meeting. MS is a debilitating neurological disorder with no known cure. In a CAMPATH pilot study involving 17 patients with early, active relapsing/remitting MS without progression or severe disability the group had a near complete reduction in annualized relapse rate, and disability did not increase in any patient. Relapsing/remitting MS is a clinical phase of MS in which patients have relapses with either full recovery (no disability), or partial recovery and lasting disability. While the results of this pilot study are encouraging, the results of preliminary studies with small patient populations do not predict clinical success, and larger scale clinical trials may not produce the same results as this pilot study. We are currently conducting a randomized, open-label Phase II study that began in December 2002. The Phase II study is investigating the safety and efficacy of CAMPATH in preventing sustained accumulative disability in patients with early, active relapsing/remitting MS, with Rebif® (also know as interferon beta-la) as the randomized comparator arm. The study is designed to include 150 patients at 35 centers in the United States and Europe, and patient enrollment is progressing according to plan.

Clofarabine

In May 2003, interim results for a multi-center Phase II study of clofarabine were reported at ASCO. The results demonstrated an overall response rate of 28% for clofarabine in heavily pretreated children with acute leukemias. The overall response rate includes complete remission (CR), complete marrow remission in the absence of platelet recovery (CRp) and partial remission (PR). A total of 41 patients, 16 AML and 25 ALL, were treated in these studies. In the ALL study, one child achieved a CR, two children achieved a CRp and four children achieved a PR. In a preliminary analysis of the AML study, it was reported that one patient had a CRp and three children achieved a PR.

ILX-651

At the 2003 ASCO meeting, we also announced interim data for a Phase I study of ILX-651, a tubulin interactive agent, initiated in May 2001 in patients with advanced refractory solid tumors. A total of 36 patients have completed at least one cycle of therapy. Among currently evaluable patients, one confirmed complete remission was observed in a patient with metastatic melanoma, with complete healing of bone lesions as well as liver metastasis. In addition to the complete remission, eleven other patients (31%) achieved stable disease (SD) as a best response. The six patients included those with malignant melanoma, non-small cell lung cancer and other solid tumors. Final results of the Phase I study are expected to be available in the fourth quarter of 2003. As previously announced, we plan to begin Phase II studies of ILX-651 in the second half of 2003.

The offering

Common stock offered by us	5,500,000 shares
Common stock offered by the Selling Stockholder	500,000 shares
Total	6,000,000 shares
Common stock to be outstanding after the offering	38,300,945 shares
Nasdaq National Market Symbol	ILXO
Use of proceeds
We intend to use the net proceeds from this offering to fund clinical trials of our lead product candidates and for clinical and preclinical studies for our other product candidates; for potential licenses and acquisitions of other businesses or complementary products and technologies; and for working capital, capital expenditures and other general corporate purposes. See "Use of proceeds."
We will not receive any of the proceeds from the sale of the common stock by the Selling Stockholder.

The number of shares of our common stock to be outstanding after this offering in the table above is based on approximately 32,800,945 shares outstanding as of June 30, 2003, and does not include, as of that date:

–>
3,465,047 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $17.69 per share;

–>
313,378 shares available for issuance or future grant under our 1995 Stock Option Plan, 17,768 shares available for issuance or future grant under our Second Amended and Restated 1996 Non-Employee Director Stock Option Plan, 1,292,889 shares available for issuance or future grant under our 2000 Employee Stock Compensation Plan and 167,451 shares available for issuance under our Employee Stock Purchase Plan; and

–>
$10,000,000 in market value of shares of our common stock to be issued to Millennium Pharmaceuticals, Inc. on August 14, 2003 in satisfaction of payment obligations arising from our acquisition of Millennium's interest in CAMPATH. Resale of these shares will be covered by a registration statement on Form S-3 filed with the Securities and Exchange Commission on June 12, 2003.

Unless otherwise stated, all information contained in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

Summary consolidated financial data

The table below presents summary consolidated statement of operations and balance sheet data of ILEX and its subsidiaries. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002 is derived from our audited consolidated financial statements for those periods. We derived the summary consolidated financial data as of June 30, 2003 and for the six months ended June 30, 2002 and 2003 from our unaudited consolidated financial statements. The unaudited consolidated financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2003.

This information is only a summary. You should read it in conjunction with our historical consolidated financial statements and related notes incorporated by reference in this prospectus supplement and on file with the SEC. For more details on how you can obtain our SEC reports incorporated by reference herein, you should read the section of the accompanying prospectus entitled "Where you can find more information."

	Year ended December 31,			Six months ended June 30,
Statement of operations data:
	2000	2001	2002	2002	2003

(in thousands, except per share data)
Revenue:
Product profit and royalty	$—	$—	$10,843	$5,121	$13,058
Product development	3,381	3,994	9,786	3,984	4,211
Contract research services (1)	29,407	25,178	9,400	5,926	1,094
Other	—	—	872	668	449

Total revenue	32,788	29,172	30,901	15,699	18,812

Operating expenses:
Research and development costs	24,419	33,798	46,449	23,023	22,532
Licensing costs	6,116	10,281	5,657	5,134	2,011
Direct costs of research services	25,123	19,535	5,897	3,716	749
Selling, general and administrative	5,061	11,052	11,805	5,837	6,874
Depreciation and amortization	2,507	2,415	7,390	3,678	3,856
In-process research and development(2)	14,562	86,112	—	—	—
Settlement charge(3)	—	—	—	—	16,500

Total operating expenses	77,788	163,193	77,198	41,388	52,522

Operating loss	(45,000)	(134,021)	(46,297)	(25,689)	(33,710)
Interest income and other, net	11,747	9,995	7,084	4,679	2,363
Interest expense	—	—	(6,654)	(3,579)	(2,289)
Equity in income (losses) of joint venture(4)	(5,370)	3,094	—	—	—
Minority interest in consolidated subsidiary	(262)	—	—	—	—

Loss before income taxes	(38,885)	(120,932)	(45,867)	(24,589)	(33,636)
Provision for income taxes	(97)	(22)	(289)	(19)	(77)

Net loss	$(38,982)	$(120,954)	$(46,156)	$(24,608)	$(33,713)

Basic and diluted net loss per share	$(1.61)	$(4.48)	$(1.42)	$(0.76)	$(1.03)

Weighted average number of common stock and common stock equivalents outstanding	24,285	27,011	32,476	32,423	32,659

	June 30, 2003
Balance sheet data:
	Actual	As adjusted(5)

(in thousands)
Cash, cash equivalents and short-term investments	$146,993	$249,321
Total current assets	164,278	266,606
Total long-term investments	6,311	6,311
Total assets	238,824	341,152
Total current liabilities	73,612	73,612
Long-term liabilities	20,180	20,180
Stockholders' equity	145,032	247,360

(1)
We have substantially transitioned out of the fee-for-service Contract Research Organization (CRO) business.

(2)
We recorded non-recurring charges to operations for the write-off of in-process research and development acquired in our purchases of Convergence Pharmaceuticals, Inc. in July 1999, Symphar, S.A. in February 2001 and our purchase of Millennium's 50% equity interest in the Partnership in December 2001.

(3)
We recorded a non-recurring net charge of $16.5 million in the first quarter of 2003 related to the settlement of a dispute with a former contract research client.

(4)
Prior to January 1, 2002, we accounted for CAMPATH activities as follows: our operating revenue included product development revenue we received from the Partnership; our research and development expenses included all of the development costs for CAMPATH, which were largely offset by the revenue we received from the Partnership; our portion of the profits resulting from CAMPATH sales and the other revenues and expenses of the Partnership was recorded in equity in income (loss) of joint venture. Subsequent to January 1, 2002, the operations and balance sheet of ILEX Pharmaceuticals, L.P. have been consolidated.

(5)
As adjusted to give effect to the sale of the 5,500,000 shares of common stock we are offering pursuant to this prospectus supplement at an assumed public offering price of $19.87 per share and our receipt of the estimated net proceeds from that sale.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents we have filed with the Securities and Exchange Commission which we have referenced under the caption "Where you can find more information" in the accompanying prospectus contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. Forward-looking statements typically are identified by use of terms such as "may," "will," "should," "plan," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

–>
competitive factors;

–>
general economic conditions;

–>
relationships with pharmaceutical and biotechnology companies;

–>
the ability to develop safe and efficacious drugs;

–>
variability of royalty, license and other revenue;

–>
failure to satisfy performance obligations in our licenses or other contracts;

–>
ability to enter into future collaborative agreements;

–>
failure to achieve positive results in clinical trials;

–>
uncertainty regarding our patents and patent rights (including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation);

–>
governmental regulation and suspension;

–>
technological change;

–>
changes in industry practices; and

–>
one-time events.

You should also consider carefully the statements under "Risk factors" and other sections of the accompanying prospectus and in the other documents filed with the SEC, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements.

Use of proceeds

The net proceeds from our sale of the 5,500,000 shares of common stock we are offering are estimated to be approximately $102.3 million ($117.7 million if the underwriters' over-allotment option is exercised in full), assuming a public offering price of $19.87 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate using the net proceeds from the sale of the common stock offered by this prospectus supplement to fund clinical trials of our lead product candidates and for clinical and preclinical studies for our other product candidates; for potential licenses and acquisitions of other businesses or complementary products and technologies; and for working capital, capital expenditures and other general corporate purposes. As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses for the net proceeds we will have upon completion of the offering, accordingly, we will retain broad discretion over the use of these proceeds.

Pending the use of the net proceeds, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

We will not receive any of the proceeds from the sale of the shares of common stock by the Selling Stockholder.

Capitalization

The following table shows our unaudited capitalization as of June 30, 2003:

–>
on an actual basis; and

–>
as adjusted to give effect to our sale of the 5,500,000 shares of common stock we are offering assuming a public offering price of $19.87 per share, and our receipt of the estimated net proceeds from that sale.

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2003
	Actual	As Adjusted

(in thousands, except share and per share data)
Cash, cash equivalents and short-term investments	$146,993	$249,321

Long-term investments	$6,311	$6,311

Current maturities of long-term debt	$58,256	$58,256
Long-term debt	18,287	18,287
Stockholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued or outstanding, actual or as adjusted	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 32,800,945 shares issued and outstanding, actual; and 38,300,945 shares issued and outstanding, as adjusted	329	384
Additional paid-in capital	461,998	564,271
Accumulated other comprehensive loss	424	424
Deferred compensation	(576)	(576)
Accumulated deficit	(317,143)	(317,143)

Total stockholders' equity	145,032	247,360

Total capitalization	$221,575	$323,903

The number of shares of common stock outstanding is based on the number of shares outstanding as of June 30, 2003 and excludes:

–>
3,465,047 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $17.69 per share;

–>
313,378 shares available for issuance or future grant under our 1995 Stock Option Plan, 17,768 shares available for issuance or future grant under our Second Amended and Restated 1996 Non-Employee Director Stock Option Plan, 1,292,889 shares available for issuance or future grant under our 2000 Employee Stock Compensation Plan and 167,451 shares available for issuance under our Employee Stock Purchase Plan; and

–>
$10,000,000 in market value of shares of our common stock to be issued to Millennium Pharmaceuticals, Inc. on August 14, 2003 in satisfaction of payment obligations arising from our acquisition of Millennium's interest in CAMPATH. Resale of these shares will be covered by a registration statement on Form S-3 filed with the Securities and Exchange Commission on June 12, 2003.

Dilution

The net tangible book value of our common stock on June 30, 2003 was approximately $82.5 million, or $2.52 per share. Net tangible book value per share is equal to the amount of our total tangible assets, less total liabilities, divided by the number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of the 5,500,000 shares of common stock we are offering through this prospectus supplement, assuming a public offering price of $19.87 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value at June 30, 2003 would have been approximately $184.8 million, or $4.83 per share. This represents an immediate increase in net tangible book value of $2.31 per share to existing stockholders and an immediate dilution of $15.04 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:

Assumed public offering price per share		$19.87
Net tangible book value per share as of June 30, 2003	$2.52
Increase per share attributable to new investors	2.31

Net tangible book value per share after this offering		4.83

Dilution per share to new investors		$15.04

The foregoing table does not take into effect further dilution to new investors that could occur upon the exercise of outstanding options having a per share exercise price less than the offering price per share in this offering. As of June 30, 2003, there were:

–>
3,465,047 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $17.69 per share;

–>
313,378 shares available for issuance or future grant under our 1995 Stock Option Plan, 17,768 shares available for issuance or future grant under our Second Amended and Restated 1996 Non-Employee Director Stock Option Plan, 1,292,889 shares available for issuance or future grant under our 2000 Employee Stock Compensation Plan and 167,451 shares available for issuance under our Employee Stock Purchase Plan; and

–>
$10,000,000 in market value of shares of our common stock to be issued to Millennium Pharmaceuticals, Inc. on August 14, 2003 in satisfaction of payment obligations arising from our acquisition of Millennium's interest in CAMPATH. Resale of these shares will be covered by a registration statement on Form S-3 filed with the Securities and Exchange Commission on June 12, 2003.

Price range of common stock

Our common stock is traded on the Nasdaq National Market under the symbol "ILXO." The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the Nasdaq National Market:

Year ended December 31, 2001	High	Low

First quarter	$32.31	$11.00
Second quarter	31.14	13.50
Third quarter	30.79	18.40
Fourth quarter	31.35	23.02
Year ended December 31, 2002	High	Low

First quarter	$28.00	$14.30
Second quarter	17.98	12.83
Third quarter	13.70	4.40
Fourth quarter	11.20	3.80
Year ended December 31, 2003	High	Low

First quarter	$9.44	$5.90
Second quarter	21.66	8.93
Third quarter (through July 18)	21.38	18.37

As of July 16, 2003, there were 185 holders of record of our common stock. On July 18, 2003, the last sale price reported on the Nasdaq National Market for our common stock was $19.87 per share.

Dividend policy

We have never paid our stockholders dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

Selling stockholder

Cancer Therapy and Research Center Endowment, the Selling Stockholder, is offering 500,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

The Selling Stockholder owns 1,782,127 shares of our common stock, which represents 5.4% of our outstanding common stock. Upon completion of the offering, the Selling Stockholder will own 1,282,127 shares of common stock, which will represent 3.3% of our outstanding common stock (or 3.1% if the underwriters' over-allotment is exercised in full).

Underwriting

We, the Selling Stockholder and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Securities LLC, Lehman Brothers Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager of this offering.

Underwriters	Number of shares

UBS Securities LLC
Lehman Brothers Inc.
CIBC World Markets Corp.
U.S. Bancorp Piper Jaffray Inc.

Total	6,000,000

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 900,000 shares from us and the Selling Stockholder at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions payable by us and the Selling Stockholder to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase from us and the Selling Stockholder up to an additional 900,000 shares.

	Paid by Us		Paid by Selling Stockholder
	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$	$	$
Total	$	$	$	$

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $400,000.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $                    per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

In connection with this offering, certain of the brokers or securities dealers may distribute prospectuses electronically.

We and each of our directors and executive officers and the Selling Stockholder have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain permitted exceptions, without the prior written consent of UBS Securities LLC.

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriters may discontinue them at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

We and the Selling Stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters have in the past provided and may in the future provide financial advisory services to us. For these services, we have paid them, or will pay them, customary compensation.

Legal matters

Fulbright & Jaworski L.L.P., San Antonio, Texas, will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

PRELIMINARY PROSPECTUS                                                                 Subject to completion                                                                  July 21, 2003

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities where such offer or sale is not permitted.

$150,000,000

Common Stock

From time to time, we and the Selling Stockholder may sell common stock. We will specify in the accompanying prospectus supplement the terms of any offering. Our common stock is listed on the Nasdaq National Market under the symbol "ILXO." On July 18, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $19.87 per share.

You should carefully review and consider the information under the heading "Risk factors" beginning on page 2 of this prospectus before acquiring any of the common stock being offered.

THIS PROSPECTUS MAY NOT BE USED TO OFFER OR SELL ANY SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The securities may be sold directly by us or the Selling Stockholder to investors, through agents designated from time to time or through underwriters or dealers. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. For additional information on the methods of sale you should refer to the section entitled "Plan of distribution." The net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

TABLE OF CONTENTS

About this prospectus	1
Where you can find more information	2
Risk factors	3
Use of proceeds	12
Selling stockholder	12
Plan of distribution	13
Legal matters	14
Experts	15

This prospectus is part of a registration statement we filed with the Securities and Exchange Commission, or the SEC. You should rely only on the information we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

About this prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf process we may sell common stock in one or more offerings up to a total dollar amount of $150,000,000, and the Selling Stockholder may sell up to 500,000 shares of common stock in one or more offerings. Each time we or the Selling Stockholder sell common stock a prospectus supplement will be provided that will contain more specific information about the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with the applicable prospectus supplements, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The terms "ILEX," "the company," "the registrant," "we," "our" and "us" refer to ILEX Oncology, Inc. and our consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor. The mailing address of our principal executive offices is 4545 Horizon Hill Boulevard, San Antonio, Texas 78229, and our telephone number is (210) 949-8200. Our website is located at www.ilexonc.com. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this prospectus.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the SEC are also available to the public over the Internet at the SEC's website at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents subsequently filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

–>
Annual Report on Form 10-K for the year ended December 31, 2002.

–>
Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

–>
Current Report on Form 8-K filed April 29, 2003.

–>
Current Report on Form 8-K filed April 14, 2003.

–>
Registration Statement on Form 8-A filed February 14, 1997 containing a description of our common stock.

ILEX also incorporates by reference additional documents that may be filed with the Commission between the date of this prospectus and the date of the completion of the offering of the shares.

You may request a copy of the above-described filings at no cost by writing or telephoning us at

    ILEX Oncology, Inc.
    4545 Horizon Hill Boulevard
    San Antonio, Texas 78229
    Attention: Investor Relations
    (210) 949-8200

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Risk factors

You should consider carefully the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document before purchasing our securities. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected and you may lose all of your investment.

We have a limited operating history and we expect to continue to generate losses for the foreseeable future.

We began operations in October 1994 and have only a limited operating history upon which you can evaluate our business. We have incurred losses every year since we began operations. As of June 30, 2003, our accumulated deficit was approximately $317.1 million, including net losses of approximately $46.2 million, $121.0 million and $39.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. We expect to continue to incur losses for the remainder of 2003. It is possible that we will never achieve profitable operations.

We may be unable to obtain additional capital if needed to accelerate our product candidate development or for licensing or acquisition opportunities.

We believe that our existing capital will fund our activities for at least the next year. We may use these existing resources more quickly if we decide to accelerate the development of our pipeline or because of changes in our research and development programs, potential licenses or acquisitions, commercialization plans or other factors affecting our operating expenses or capital expenditures. We may not be able to obtain any future funds that we require, either in the public or private markets or otherwise, on acceptable terms, or at all.

If adequate funds are not available, we may have to delay, scale back or eliminate one or more of our development programs, or obtain funds by entering into more arrangements with collaborative partners or others that may require us to relinquish rights to certain of our products or technologies that we would not otherwise relinquish.

CAMPATH is still a relatively new oncology treatment and is in a competitive marketplace.

Our lead product, CAMPATH® (MABCAMPATH® in Europe), has been approved by the Food and Drug Administration (FDA) and the European Commission for treating patients with chronic lymphocytic leukemia (CLL). Although CAMPATH is the only product that has been approved by the FDA and the European Commission for treating CLL in patients who have failed fludarabine therapy, there are other products that compete with CAMPATH. In addition, like many other chemotherapy agents, CAMPATH's potential side effects may inhibit physicians from prescribing it, thereby limiting its market penetration. Patients with CLL are generally treated with alkylating agents first, and, if that treatment fails, then with fludarabine. Some of our competitors may have greater financial resources.

Because we have limited manufacturing capabilities, we are dependent on third-party manufacturers to manufacture products for us. We may be required to incur significant costs and devote significant efforts to establish our own manufacturing capabilities.

We have limited manufacturing experience and no commercial scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and ultimately commercialize additional products, we need to subcontract or otherwise arrange for the necessary manufacturing.

There are a limited number of manufacturers that operate under the FDA's current good manufacturing practices (cGMP) capable of manufacturing for us. As a result, we have experienced some difficulty finding manufacturers with adequate capacity for our anticipated future needs. If we are unable to arrange for third party manufacturing on commercially reasonable terms, we may not be able to complete development of our product candidates or market them on a timely basis, if at all.

Reliance on third party manufacturers entails risks to which we would not be subject to if we manufactured products ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party and the possibility of termination or non-renewal of the agreement by the third party, based on its business priorities, at a time that is costly or inconvenient for us. If our third party manufacturers fail to maintain regulatory compliance, our product supply will be interrupted resulting in lost or delayed revenues and delayed clinical trials. We may not have adequate business interruption insurance.

Drug manufacturing facilities are subject to continual review and periodic inspection and manufacturing modifications. Domestic manufacturing facilities are subject to biennial inspections by the FDA, and foreign facilities are inspected by the FDA less frequently. Both domestic and foreign facilities must comply with the FDA's cGMP, and other regulations. In complying with these regulations, manufacturers must spend funds, time and effort in the areas of production, record keeping, personnel and quality control to ensure full compliance. The FDA stringently applies regulatory standards for manufacturing. Failure to comply with any of these post-approval requirements can result in, among other things, warning letters, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecutions. This could interrupt our supply for our marketed products and for our clinical trials.

We have limited marketing capabilities and we are currently dependent upon third parties to sell and market CAMPATH. We will be required to incur significant expense to develop our own marketing capabilities.

We depend on Schering AG and its U.S. affiliate, Berlex Laboratories, Inc., to market and sell CAMPATH. Our reliance on Schering AG subjects us to various risks. The terms of our contract with Schering AG may not be favorable to us in the future. The amount and timing of resources dedicated by Schering AG to marketing CAMPATH is not within our control, and Schering AG may not commit enough resources to marketing CAMPATH. Schering AG could develop, independently or with a third party, a drug that competes with CAMPATH. Schering AG may not perform its obligations as expected and our revenues will be decreased or delayed if Schering AG breaches or terminates its agreement with us.

We periodically report global net sales of CAMPATH, which represents sales of CAMPATH by Schering AG and Berlex to wholesalers and others. We obtain this information from Schering AG and Berlex, and we rely on them for the accuracy of this information. If this information is not accurate, we could over-report or under-report market demand for CAMPATH.

If we choose to sell products ourselves, we will need to develop a marketing and sales force with sufficient technical expertise and distribution capability, which will require substantial expenditures and management resources.

Our competitors may develop products superior to those we are developing.

The technological areas in which we work evolve at a rapid pace. Our future success depends upon our ability to compete in the research, development and commercialization of products and technologies in oncology, our area of focus. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. In addition, we may not be able to keep pace with technological change.

Significant competitive factors determining whether we will be able to compete successfully include:

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efficacy and safety of our product candidates;

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timing and scope of regulatory approvals;

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product availability;

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marketing and sales capabilities;

–>
reimbursement coverage from insurance companies and others;

–>
degree of clinical benefits of our product candidates relative to their costs;

–>
method of administering a product;

–>
price; and

–>
patent protection.

There are potential limitations on third-party reimbursement and other pricing-related matters that could reduce sales of our products and may delay or impair our ability to generate significant revenues.

The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to reduce the cost of health care through various means. In the United States, there have been, and we expect that there will continue to be, a number of legislative proposals aimed at changing the nation's healthcare system. In certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. There are pending legislative initiatives regarding price decreases for prescription drugs that could impact the price that could be charged for our drugs, thus affecting our revenues. These legislative proposals may impair our ability to raise capital, and our business could be adversely affected if these legislative proposals are adopted. In particular, individual pricing negotiations are often required in many countries of the European Union, irrespective of separate government approval to market a drug.

There is a risk that reimbursement will not be available in the future for our products or will not be adequate. Third-party payors are increasingly challenging the price of medical products and services. If government entities and third party payors do not provide adequate reimbursement levels, then our revenues will be adversely affected and could cause our stock price to decline.

We do business internationally and are subject to additional political, economic and regulatory uncertainties.

We may not be able to operate successfully in any foreign market. We currently conduct drug discovery research in our laboratory in Geneva, Switzerland. We also conduct drug development operations near London, England. Schering AG sells MABCAMPATH in the United Kingdom and 28 other non-U.S. countries. We believe that, because the pharmaceutical industry is global in nature, international activities will continue to be a significant part of our future business activities and that a substantial portion of our revenues will be derived from outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could have an adverse effect on our business. Our international operations may be limited or disrupted by:

–>
imposition of government controls;

–>
political or economic instability;

–>
trade restrictions;

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changes in tariffs;

–>
restrictions on repatriating profits;

–>
taxation; and

–>
difficulties in staffing and managing international operations.

Also, our business may be adversely affected by fluctuations in currency exchange rates.

We may be unsuccessful in our efforts to expand the number and scope of authorized uses of CAMPATH, which would hamper sales growth and make it more difficult for us to attain profitability.

CAMPATH is approved for sale in the United States and Europe (under the name MABCAMPATH) for use by patients with refractory CLL. Under current FDA regulations, we are prohibited from promoting the use of CAMPATH outside of this approved indication.

The patient population for third line refractory CLL is relatively small. We are conducting clinical trials to examine whether or not CAMPATH can be used to treat indications other than refractory CLL, such as Non-Hodgkin's Lymphoma and Multiple Sclerosis, and whether CAMPATH can be used for refractory CLL prior to alkylating agents and fludarabine. Additional trials in these indications are necessary before we can apply to expand the authorized uses of CAMPATH. We do not know whether these trials will demonstrate safety and efficacy, or if they do, whether we will succeed in receiving regulatory approval to market CAMPATH for additional indications. If the results of these trials are negative, or if adverse experiences are reported in these trials or otherwise in connection with the use of CAMPATH by patients, this could adversely affect existing regulatory approvals, undermine physician and patient comfort with the product, reduce sales of the product and diminish the acceptance of CAMPATH in the hematological and autoimmune markets. Even if the results of these trials are positive, the impact on sales of CAMPATH may be minimal unless they are accepted by the medical community and we are able to obtain regulatory approval to expand the authorized use of CAMPATH. FDA regulations restrict our ability to communicate the results of additional clinical trials to patients, and to a lesser extent, physicians, without first obtaining approval from the FDA to expand the authorized uses for this product.

If we are not able to demonstrate the safety and efficacy of our product candidates in clinical trials or if our clinical trials are delayed, we will not be able to obtain regulatory approval to market these drugs, or regulatory approval to market these drugs will be delayed.

Clinical testing is a long, expensive and uncertain process. With the exception of CAMPATH, no regulatory agency has approved any of our product candidates and the data we collect from our clinical trials may not be sufficient to support approval. Our clinical trials may not be completed on schedule and the FDA may never approve our product candidates for commercial sale. Furthermore, even if initially positive preclinical studies or clinical trial results are achieved, it is possible that we will obtain different results in the later clinical trials or the FDA will interpret pivotal trial results unfavorably. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II trials may not be repeated in larger Phase II or Phase III trials.

All of our product candidates are subject to the risks of failure inherent in drug development.

Many of our research and development programs are at an early stage. In addition to the risks described above, there is a possibility that none of our product candidates will or can:

–>
meet applicable regulatory standards;

–>
be manufactured or produced economically and on a large scale;

–>
be a commercially viable drug; or

–>
be successfully marketed, particularly if a third party introduces an equivalent or superior product.

Delays in patient enrollment for clinical trials could increase costs and delay regulatory approvals.

The rate of completion of our clinical trials will depend on the rate of patient enrollment. Substantial competition to enroll patients in clinical trials has delayed some of our clinical trials in the past. In addition, recent improvements in existing drug therapy, particularly for some cancers, may make it more difficult for us to enroll patients in our clinical trials as the patient population may choose to enroll in clinical trials sponsored by other companies or choose alternative therapies. Delays in patient enrollment can result in increased development costs and delays in regulatory approvals.

If we fail to comply with extensive regulations enforced by the FDA and its foreign counterparts, the commercialization of our product candidates would be prevented or delayed.

Our products are subject to extensive government regulations related to development, clinical trials, manufacturing and commercialization. The process of obtaining FDA and foreign regulatory marketing and pricing approvals is costly, time-consuming, uncertain and subject to unanticipated delays. For example, although CAMPATH has been approved for marketing in the United Kingdom and 28 other non-U.S. countries (under the name MABCAMPATH), to market future products in Europe we must apply to the European Commission for marketing approval. After receiving marketing approval, we then must mutually agree on a pricing structure with each country's regulatory authority prior to launching sales in that particular country. We are unable to predict how long this process will take.

Failure to comply with the regulatory requirements of the FDA and other applicable foreign and U.S. regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include:

–>
warning letters;

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civil penalties;

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criminal penalties;

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injunctions;

–>
product seizure or detention;

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product recalls;

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total or partial suspension of production; and

–>
FDA refusal to approve pending new drug applications, or NDAs, or supplements to approved NDAs.

The FDA will refuse to approve an application if it believes that applicable regulatory criteria are not satisfied. The FDA may also require additional testing for safety and efficacy. Foreign regulatory authorities may also refuse to accept an application or grant any marketing approval.

The FDA and European Commission approvals for CAMPATH require us to conduct a post-approval clinical trial comparing the safety and efficacy of CAMPATH to that of chlorambucil, an alkylating agent that is a frontline treatment for CLL. Alkylating agents work by disrupting the DNA structure and are believed to be effective in treating CLL. The post-approval clinical trial and report must be completed by 2006, according to the approvals given in 2001. If we discover adverse safety or efficacy data, our marketing approvals may be revoked.

If any of our license agreements for intellectual property underlying a product candidate are terminated, we may lose our rights to develop or market that product.

We have licensed or have rights to license intellectual property, including patents, patent applications, technical information and know-how, from pharmaceutical companies, research institutions and others, including the intellectual property underlying CAMPATH and our four other oncological product candidates in clinical trials: Eflornithine, clofarabine, ILX-651 and NM-3.

Each licensor or potential licensor has the power to terminate its agreement with us if we fail to meet our obligations under that license or development agreement. We may not be able to meet specified milestone or deadline dates or other obligations under these agreements. Generally, we have to diligently develop and commercialize the compounds we have licensed or are co-developing and make milestone payments.

If we default or a dispute arises under any of these agreements regarding performance, we may lose our right to market and sell any products based on the licensed technology. If we were to lose our marketing and sales rights to a compound, we would not be able to replace the resources we used in developing the compound, and we will have to spend additional time and capital resources in finding a replacement product candidate.

Our co-development agreement relating to clofarabine requires as a performance milestone that we file an NDA by August 31, 2003, which our current clinical development schedule does not contemplate. Our co-development agreement contemplates modifying this requirement if we satisfy certain conditions, and we believe that we satisfy the conditions and can meet the new requirements. We may nonetheless become involved in disputes with our licensor regarding this requirement.

We may not be able to obtain or maintain effective patents to protect our technologies from use by other companies, and patents of other companies could prevent us from developing or marketing our other product candidates.

Our success will depend to a significant degree on our ability to:

–>
obtain, maintain and enforce patents;

–>
license rights to patents from third parties;

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protect trade secrets; and

–>
operate without infringing on the proprietary rights of others.

It is possible that we will not develop technologies, drugs or processes that result in obtaining a patent. It is also possible that our patent position will not provide sufficient protection against competitors, or that patents issued to or licensed by us will be infringed or will be challenged, invalidated or circumvented. Competitors may develop products, which compete against our products but fall outside the scope of our patents. In addition, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to technologies, drugs and processes that compete with our technologies, drugs and processes.

If we infringe on the intellectual property rights of others, we will have to either obtain a license for the use of these intellectual property rights, or terminate our use of these rights. We may not be able to obtain licenses to use the technology on commercially reasonable terms, or at all.

We also rely on trade secret protection for our unpatented proprietary technology. Trade secrets are difficult to protect. Other parties could independently develop substantially equivalent proprietary information and techniques or gain access to our trade secrets.

We have attempted to prevent the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. However, there are risks that:

–>
these parties will not honor our confidentiality agreements;

–>
others will independently develop equivalent or superior technologies;

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disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations; or

–>
disclosure of our trade secrets will occur regardless of these contractual protections.

We often work with consultants and research collaborators at universities and other research organizations. If any of these consultants or research collaborators use intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

Costly litigation might be necessary to protect our orphan drug designations or patent positions, or to determine the scope and validity of third-party proprietary rights. It is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the infringement by us of patents of others could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology. Any of these results could materially harm our business and financial condition.

Market volatility may affect our stock price, and the value of an investment in our stock may be subject to sudden decreases.

The trading prices for securities of biotechnology companies, including our stock, have been and are likely to continue to be volatile. Our stock price depends upon a number of factors, including our historical and anticipated operating results, our and our competitors' preclinical and clinical trial results, market perception of the prospects for biotechnology companies as an industry sector and general market and economic conditions, some of which are beyond our control. Factors such as fluctuations in our financial and operating results, changes in government regulations affecting product approvals, reimbursements or other aspects of our or our competitors' businesses, announcements of technological innovations or new commercial products by us or our competitors, developments concerning key personnel and our intellectual property rights, significant collaborations or strategic alliances and publicity regarding actual or potential performance of products under development by us or our competitors could also cause our stock price to fluctuate substantially. In addition, the United

States securities markets, including the NASDAQ National Market on which our stock is listed, have from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may lower our stock price. Moreover, during periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to the companies' operating performance. Accordingly, our stock price may be subject to greater volatility than the stock prices of other companies during periods of stock market price volatility.

We may be subject to costly and damaging liability claims.

Although we take what we believe to be appropriate precautions, our business exposes us to many liability risks and contractual disputes, which are inherent in the development, testing, manufacturing and sale of pharmaceutical products. We could face exposure to product liability claims if the use of CAMPATH or any of our product candidates is alleged to have harmed someone. We could also face exposure to breach of contract claims under license development or other agreements arising in the normal course of business or claims based upon errors or omissions in connection with our ongoing or completed contract research organization activities.

We currently have product liability insurance related to CAMPATH in the aggregate limit of $25.0 million; business interruption insurance related to CAMPATH with an aggregate limit of $5.0 million; product liability insurance related to other investigational drug candidates in the aggregate limit of $10.0 million and professional liability insurance related to contract research organization services in the aggregate limit of $5.0 million. Adequate insurance coverage may not be available in the future at acceptable prices or at all. It is possible that claims against us or damages incurred by us as a result of a business interruption could exceed our coverage limits. The successful assertion of an uninsured or underinsured claim against us could cause us to incur a significant expense, could adversely affect our product development activities and could divert management's attention from running the business. In addition, regardless of merit or eventual outcome, product liability claims may result in decreased demand for the applicable product or our products in general and in injury to our general reputation. Thus, whether or not we are adequately insured, a product liability or other claim or product recall may result in losses that could be material.

We have adopted a shareholder rights plan, which could discourage or prevent stockholders from selling their shares at a premium.

Our rights plan provides, among other things, that if a person or group attempts to acquire 20% or more of our common stock on terms not approved by our Board of Directors, stockholders will be entitled to purchase additional shares of our stock at 50% of the then-current market price. These purchase rights would cause substantial dilution to a person or group that acquires or attempts to acquire 20% or more of our common stock in this manner and, as a result, could delay or prevent a change in control or other transaction that could provide our stockholders with a premium over the then-prevailing market price of their shares or which might otherwise be in their best interests.

If we use biological and hazardous materials in a manner that causes injury or violates laws, we may be liable for damages.

Our research and development activities involve the controlled use of small research quantities of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and such liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant.

If we fail to recruit and retain personnel, our product development programs may be delayed.

Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees. The loss of key scientific, technical and managerial personnel may delay or otherwise harm our product development programs. Any harm to our research and development programs would harm our business and prospects.

Because of the specialized scientific and managerial nature of our business, we rely heavily on our ability to attract and retain qualified scientific, technical and managerial personnel. The competition for qualified personnel in the biopharmaceutical field is intense. Due to this intense competition, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business.

Use of proceeds

Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of the common stock offered hereby for research and development and general corporate purposes. We may also use a portion of the proceeds to acquire or invest in businesses, products and technologies that are complementary to our own, although we currently are not contractually committed to any such transactions. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities. We will not receive any of the proceeds from the sale of common stock by the Selling Stockholder.

Selling stockholder

We were originally created as a for-profit spin-off of the Cancer Therapy and Research Center (CTRC), a not-for-profit, multidisciplinary, outpatient clinic and research center. The Selling Stockholder is an affiliate of CTRC and owns 1,782,127 shares of our common stock, which represents 5.4% of our outstanding common stock. The Selling Stockholder intends sell 500,000 shares of its common stock in the offering. Upon completion of the offering, the Selling Stockholder will own 1,282,127 shares of common stock, which will represent 3.3% of our outstanding common stock (or 3.1% if the underwriters' over-allotment is exercised in full). The foregoing percentage ownership calculations are based on the number of shares of our common stock outstanding as of July 21 and would change if we issued more shares, either pursuant to this prospectus or otherwise.

Two of our directors, Gary V. Woods and Mark E. Watson, Jr., are on the Board of Directors of CTRC. Mr. Woods is Chairman of the Board of Directors of CTRC. We and CTRC have an agreement not to commence any legal action against, in the case of CTRC, the Board of Directors of ILEX, other than Directors of ILEX who are also employees or officers of or consultants to ILEX, or, in the case of ILEX, the Board of Trustees of CTRC, for any claim that would have been covered by any directors' and officers' liability insurance policies maintained by CTRC or ILEX, as applicable, subject to certain exceptions. This agreement terminated upon consummation of the initial public offering of our common stock on February 20, 1997, but remains in effect with respect to any activity occurring prior to the termination of the agreement.

We have a lease agreement with CTRC Research Foundation Building Corporation, a joint venture between CTRC Research Foundation, an affiliate of the Selling Stockholder, and the Texas Research Park Foundation, for office space, a lab and a manufacturing facility. Additionally, we have various agreements with the CTRC Research Foundation regarding preclinical research services, pharmacokinetic research services and clinical trials.

The Selling Stockholder may sell, transfer or otherwise dispose of some or all of its shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933. The Selling Stockholder may from time to time offer and sell any or all of its shares that are registered under this prospectus.

Plan of distribution

ILEX or the Selling Stockholder may sell the common stock through underwriters or dealers, through agents, or directly to one or more purchasers. A prospectus supplement or supplements will describe the terms of the offering of the securities, including:

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the name or names of any underwriters, if any;

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the purchase price of the common stock and the proceeds we will receive from the sale;

–>
any over-allotment options under which underwriters may purchase additional securities from us;

–>
any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation;

–>
any initial public offering price;

–>
any discounts or concessions allowed or reallowed or paid to dealers; and

–>
any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the common stock offered by the prospectus supplement.

If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

We or the Selling Stockholder may sell common stock directly or through agents designated by us or the Selling Stockholder from time to time. We and the Selling Stockholder will name any agent involved in the offering and sale of common stock and will describe any commissions that we or the Selling Stockholder will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

We and the Selling Stockholder may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us or the Selling Stockholder at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We and the Selling Stockholder will describe the conditions to these contracts and the commissions that we or the Selling Stockholder must pay for solicitation of these contracts in the prospectus supplement.

We and the Selling Stockholder may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us or the Selling Stockholder in the ordinary course of business.

Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded.

In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Legal matters

The validity of the common stock offered hereby will be passed upon for us by Fulbright & Jaworski L.L.P.

Experts

The consolidated financial statements of ILEX Oncology, Inc. at December 31, 2002 and for the year ended December 31, 2002, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains two explanatory paragraphs describing the adoption of Statement of Financial Accounting Standards No. 142 and audit procedures relating to certain revisions to the 2001 and 2000 financial statements for reclassification adjustments and conforming disclosures that were applied to revise the 2001 and 2000 financial statements described in Note 2 to the consolidated financial statements; the 2001 and 2000 financial statements were audited by other auditors who have ceased operations and for which Ernst & Young LLP has expressed no opinion or other form of assurance on the 2001 and 2000 financial statements taken as a whole) incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Additionally, the audited consolidated financial statements and schedules of ILEX incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited with respect to the consolidated balance sheet of ILEX and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the one year periods ended December 31, 2001 and 2000, by Arthur Andersen LLP, independent public accountants. These reports are incorporated by reference in this prospectus in reliance upon the authority of these accounting firms as experts in giving these reports.

We have been unable to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and as having audited the consolidated financial statements for the two years ended December 31, 2001 and 2000 and including its audit report in this prospectus. Under these circumstances, Rule 437(a) of the Securities Act permits this registration statement to be filed without the consent of Arthur Andersen LLP. This lack of consent may limit your ability to recover damages from Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

We changed certifying accountants from Arthur Andersen LLP to Ernst & Young LLP effective March 21, 2002. Arthur Andersen LLP's report on the financial statements for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants was approved by our Board of Directors. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the year ended December 31, 2001 and subsequent interim periods prior to such change in accountants, there have occurred none of the "reportable events" listed in Item 304(a)(1)(v)(A-D) of Regulation S-K. We have requested and received from Arthur Andersen LLP the letter required by Item 304(a)(3) of Regulation S-K (and filed the same as Exhibit 16 to our report on Form 8-K/A filed on March 27, 2002), and we state that Arthur Andersen LLP agrees with the statements made by us in this prospectus in response to Item 304(a)(1) of Regulation S-K.

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by ILEX.

Securities and Exchange Commission registration fee	$12,914
Stock exchange listing fees	$45,000	*
Accounting fees and expenses	$75,000	**
Legal fees and expenses	$75,000	**
Printing and engraving expense	$50,000	**
Miscellaneous	$142,086	**

Total	$400,000

*
Estimated based upon the last sale price per share of ILEX common stock as reported by the National Association of Security Dealers Automated Quotation System on July 18, 2003.
**
Estimated and subject to future contingencies.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law empowers the Company to, and the Bylaws of the Company provide that it shall, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; except that, in the case of an action or suit by or in the right of the Company, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that such person is fairly and reasonably entitled to indemnity for proper expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The Company maintains directors' and officers' liability insurance that covers the directors and officers of the Company.

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ITEM 16.    EXHIBITS.

Exhibit Number	Description of Exhibit
1.1	Form of Underwriting Agreement(1)
4.1	Amended and Restated Certificate of Incorporation of ILEX Oncology, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed August 8, 2000).
4.2	Bylaws of ILEX Oncology, Inc. as amended (incorporated by reference to Exhibit 3.2 of the Company's Registration Statement No. 333-17769 on Form S-1 filed December 12, 1996, as amended).
5.1	Opinion of Fulbright & Jaworski L.L.P.(2)
23.1	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).(2)
23.2	Consent of Ernst & Young LLP.(3)
24.1	Powers of Attorney (included on signature page)(2)

(1)
To be filed by amendment or as an exhibit to a current report of the registrant on Form 8-K and incorporated herein by reference.
(2)
Previously filed.
(3)
Filed herewith.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant does hereby undertake:

         (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which has been registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement;

Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

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         (2)  That, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities it offers, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (4)  That, (i) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 each filing of ILEX's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

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Signatures

Pursuant to the requirements of the Securities Act of 1933, ILEX Oncology, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on July 21, 2003.

ILEX ONCOLOGY, INC. (REGISTRANT)
By:	/s/ JEFFREY H. BUCHALTER Jeffrey H. Buchalter President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

* Joy A. Amundson	Chairman of the Board	July 21, 2003
/s/ JEFFREY H. BUCHALTER Jeffrey H. Buchalter	President, Chief Executive Officer and Director (principal executive officer)	July 21, 2003
/s/ MARK P. MELLIN Mark P. Mellin	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	July 21, 2003
* Joseph S. Bailes, M.D.	Director	July 21, 2003
* Jason S. Fisherman, M.D.	Director	July 21, 2003
* Richard L. Love	Director	July 21, 2003
* Victor P. Micati	Director	July 21, 2003
* Daniel D. Von Hoff, M.D.	Director	July 21, 2003
* Mark E. Watson, Jr.	Director	July 21, 2003
* Gary V. Woods	Director	July 21, 2003
*By:	/s/ MARK P. MELLIN Mark P. Mellin, Pursuant to power of attorney dated July 1, 2003

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